[SHIP LOGO] [VANGUARD (R) LOGO]

                               P.O. Box 2600
                               Valley Forge, PA 19482-2600

                               610-669-1538
                               Judy_L_Gaines@vanguard.com

February 26, 2007

Christian Sandoe, Esq.
U.S. Securities & Exchange Commission      via electronic filing
100 F Street, N.E.
Washington, DC  20549

RE:      Vanguard Windsor Funds

Dear Mr. Sandoe,

   The following follows our discussion of February 23, 2007 regarding your comments of February 22, 2007 on the post-effective amendment of the registration statement of the above-referenced registrant. You commented on Post-Effective Amendment No. 108 that was filed on January 8, 2007.


Comment: Prospectus - Plain Talk about the Portfolio Managers (Windsor and Windsor II)
--------------------------------------------------------------------------------
Comment: Please clarify the role played by the various portfolio managers.

Response:         Vanguard uses the term "co-manage" to describe relationships where portfolio managers are truly equals with respect to managing portfolio assets. We will provide additional clarification as necessary when there are distinctions to be made between the roles and responsibilities of a fund's portfolio managers. However, since there are no such distinctions in the case of Windsor and Windsor II Funds, we prefer to leave the descriptions unchanged.

Comment:          SAI - Portfolio Manager Disclosure
--------------------------------------------------------------------------------
Comment:          Please disclose other accounts managed for each PM
                  individually rather than in the aggregate.

Response:         Some of the investment advisors employed by the Funds utilize team approaches and, in those cases, there are no accounts managed by any individual PMs. In such cases, our SAI disclosure in response to Item 15 is presented at the team level. We have confirmed with the external advisers that no further breakdown by PM is available. The most specific disclosure available is the aggregate amount provided for the investment groups. In response to your comment, though, we will modify the Item 15 disclosure to address each PM individually, explaining that each is responsible for some undetermined portion of the whole.

Christian Sandoe, Esq.
February 26, 2007
Page 2

Comment:          Tandy Requirements
--------------------------------------------------------------------------------
As required by the SEC, the Funds acknowledge that:

o The Funds are responsible for the adequacy and accuracy of the disclosure in the filing.
o Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.
o The Funds may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   Please contact me at (610) 669-1538 with any questions or comments regarding the above responses. Thank you.

Sincerely,


Judith L. Gaines
Associate Counsel
Securities Regulation, Legal Department